

October 18, 2010

Ms. Marcela Aparecida Drehmer Andrade
Braskem S.A.
Av. Das Nacoes Unidas, 8,501
Sao Paulo, SP-CEP 05425-070 Brazil

    Re: **Braskem S.A.**
             Form 20-F for the fiscal year ended December 31, 2009
             Filed June 1, 2010
             File No. 1-14862

Dear Ms. Drehmer:

       We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          John Cash
                          Accounting Branch Chief